                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                               Cendant Corporation
--------------------------------------------------------------------------------

                                (Name of Issuer)

                    CD Common Stock, par value $.01 per share
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                     151310
                      ------------------------------------

                                 (CUSIP Number)


                             Charles Y. Tanabe, Esq.
                    Senior Vice President and General Counsel
                            Liberty Media Corporation
                            9197 South Peoria Street
                            Englewood, Colorado 80112
                                 (720) 875-5400
--------------------------------------------------------------------------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 17, 2001
                      ------------------------------------

             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box . / /

        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 29152510

     1     NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Liberty Media Corporation
           84-1288730
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

           (a)  [ ]

           (b)  [X]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS
           BK, 00
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e) / /

     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
                        7       SOLE VOTING POWER
                                26,356,979 shares
         NUMBER OF
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON

                        8       SHARED VOTING POWER
                                0

                        9       SOLE DISPOSITIVE POWER
                                26,356,979 shares.  See Item 3.

                        10      SHARED DISPOSITIVE POWER
                                0
     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,356,979 shares

     12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           Approximately  3.1%.  See Item 5.

     14    TYPE OF REPORTING PERSON
           CO





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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                                (AMENDMENT NO. 2)

                                  STATEMENT OF

                            LIBERTY MEDIA CORPORATION

        PURSUANT TO SECTION 13(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  IN RESPECT OF

                               CENDANT CORPORATION

AMENDMENT NO. 2 TO SCHEDULE 13D

        Liberty Media Corporation, a Delaware corporation ("Liberty" or the "Reporting Person"), hereby amends and supplements its Statement on Schedule 13D as originally filed on February 18, 2000 and amended by Amendment No. 1 thereto ("Amendment No. 1") on November 22, 2000 (as so amended, the "Statement"), with respect to the CD common stock, par value $.01 per share ("Common Stock"), of Cendant Corporation, a Delaware corporation (the "Issuer"). Unless otherwise indicated herein, each capitalized term used but not defined herein has the meaning assigned thereto in the Statement.


ITEM 4.  PURPOSE OF TRANSACTION.

        Item 4 of the Statement is hereby amended and supplemented by adding the following information thereto:

        On May 17, 2001, the call option that Liberty sold to Lehman Brothers Finance S.A. ("Lehman Finance") on November 16, 2000, and reported in Amendment No. 1, expired. In accordance with the terms of the call option, Liberty elected to settle its obligations under the call option through the physical delivery of 19,800,000 shares of Common Stock to Lehman Finance.




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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Statement is hereby amended and supplemented by adding the following information thereto

         (a) After giving effect to the disposition described in Item 3 above, Liberty beneficially owns through its subsidiary, Liberty CNDT, 26,356,979 shares of Common Stock. According to the Issuer's Quarterly Report on Form 10-Q for its quarter ended March 31, 2001, there were 851,816,810 shares of Common Stock issued and outstanding as of April 30, 2001. Based on such 851,816,810 shares, the 26,356,979 shares beneficially owned by the Reporting Person represents 3.1% of such issued and outstanding shares of Common Stock.

         Dr. Malone receives a $40,000 annual retainer from the Issuer as a non-employee director of the Issuer. The retainer, which is paid quarterly, is paid in shares of Common Stock. As of May 17, 2000, Dr. Malone had received 3,549 shares of Common Stock pursuant to this arrangement.

         Mr. Gary S. Howard, the Executive Vice President, Chief Operating Officer and a director of Liberty, beneficially owns 7,500 shares of Common Stock.

         Mr. Peter Zolintakis, a Senior Vice President of Liberty, beneficially owns, jointly with his wife, 2,000 shares of Common Stock. On May 18, 2001, Mr. Zolintakis repurchased call options covering 2,000 shares of Common Stock expiring May 19, 2001, which he had previously sold on January 25, 2001. On May 18, 2001 he sold call options covering 2,000 shares of Common Stock, expiring November 16, 2001, with a strike price of $20.

         Except as described above and in the Statement, to the knowledge of the Reporting Person, none of the Schedule 1 Persons and none of the Schedule 2 Persons beneficially owns any shares of Common Stock.

         (b) Each of Liberty, Dr. Malone, Mr. Howard and Mr. Zolintakis has the sole power to vote or to direct the voting, and the sole power to dispose of or to direct the disposition of, the shares of Common Stock beneficially owned by it or him.

         (c) Dr. Malone received 698 shares of Common Stock from the Issuer on April 16, 2001, pursuant to the non-employee director annual retainer arrangement described above. Except for the shares received by Dr. Malone, and the disposition described in Item 3 above, no transactions in the shares of Common Stock have been effected by the Reporting Person or, to the knowledge of the Reporting Person, by any of the Schedule 1 Persons or Schedule 2 Persons during the past 60 days.

         (d) None.

         (e) After giving effect to the disposition described in Item 3 above, Liberty ceased to be the beneficial owner of more than 5% of the Common Stock.



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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 24, 2001

                                            LIBERTY MEDIA CORPORATION


                                            By:       /s/ Charles Y. Tanabe
                                                   -----------------------------
                                                   Name:  Charles Y. Tanabe
                                                   Title: Senior Vice President





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Schedule 1 of the Statement is hereby amended to read in its entirety as follows:

                                   SCHEDULE 1

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                            LIBERTY MEDIA CORPORATION

        The name and present principal occupation of each director and executive officer of Liberty Media Corporation are set forth below. The business address for each person listed below is c/o Liberty Media Corporation, 9197 South Peoria Street, Englewood, Colorado 80112. All executive officers and directors listed on this Schedule 1 are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.

Name                          Principal Occupation
----                          --------------------

John C. Malone                Chairman of the Board and Director of Liberty;
                              Director of AT&T Corp.

Robert R. Bennett             President, Chief Executive Officer and Director of
                              Liberty

Gary S. Howard                Executive Vice President, Chief Operating Officer
                              and Director of Liberty

Paul A. Gould                 Director of Liberty; Managing Director of Allen &
                              Company Incorporated

Harold R. Handler             Director of Liberty, Of Counsel with Simpson
                              Thacher & Bartlett

Jerome H. Kern                Director of Liberty; Chairman of the Board of On
                              Command Corporation

Frank J. Macchiarola          Director of Liberty, President of Saint Francis
                              College

Michael T. Ricks              Director of Liberty; Vice President, Treasury, of
                              Telseon, Inc.

Larry E. Romrell              Director of Liberty; Consultant to AT&T Broadband,
                              LLC (f/k/a Tele-Communications, Inc.)

David J.A. Flowers            Senior Vice President and Treasurer of Liberty

Elizabeth M. Markowski        Senior Vice President of Liberty

Charles Y. Tanabe             Senior Vice President, General Counsel and
                              Secretary of Liberty

Peter Zolintakis              Senior Vice President of Liberty

Christopher W. Shean          Vice President and Controller of Liberty




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Schedule 2 of the Statement is hereby amended to read in its entirety as follows:

                                   SCHEDULE 2

                        DIRECTORS AND EXECUTIVE OFFICERS

                                       OF

                                   AT&T CORP.

    The name and present principal occupation of each director and executive officer of AT&T Corp. are set forth below. The business address for each person listed below is c/o AT&T Corp., 295 North Maple Avenue, Basking Ridge, New Jersey 07920. All executive officers and directors listed on this Schedule 2 are United States citizens.


Name                        Title
----                        -----

C. Michael Armstrong          Director; Chairman of the Board and Chief
                              Executive Officer of AT&T Corp.

Kenneth T. Derr              Director; Retired Chairman of the Board of Chevron
                              Corporation

M. Kathryn Eickhoff           Director; President of Eickhoff Economics
                              Incorporated

Walter Y. Elisha              Director; Retired Chairman and Chief Executive
                              Officer of Springs Industries, Inc.

George M. C. Fisher           Director; Retired Chairman and Chief Executive
                              Officer of Eastman Kodak Company

Donald V. Fites               Director; Retired Chairman of Caterpillar, Inc.

Amos B. Hostetter, Jr.        Director; Chairman of Pilot House Associates

Ralph S. Larsen               Director; Chairman and Chief Executive Officer of
                              Johnson & Johnson

John C. Malone                Director; Chairman of Liberty Media Corporation

Donald F. McHenry             Director; President of The IRC Group LLC

Michael I. Sovern             Director; President Emeritus and Chancellor Kent
                              Professor of Law at Columbia University

Louis A. Simpson              Director; President and Chief Executive Officer -
                              Capital Operations of GEICO Corporation

Sanford I. Weill              Director; Chairman and Co-CEO of Citigroup Inc.

Masaki Yoshikawa              Director; President and Chief Executive Officer of
                              NTT DoCoMo USA, Inc.




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Name                          Title
----                          -----
John D. Zeglis                Director; Chairman and Chief Executive Officer of
                              AT&T Wireless Group

Betsy Bernard                 Executive Vice President - AT&T Consumer Services

James W. Cicconi              Executive Vice President-Law & Government Affairs
                              and General Counsel

Nicholas S. Cyprus            Vice President and Controller

David W. Dorman               President - AT&T Corp.

Mirian M. Graddick-           Executive Vice President, Human Resources
Weir

Frank Ianna                   Executive Vice President and President, AT&T
                              Network Services

Richard J. Martin             Executive Vice President, Public Relations and
                              Employee Communications

David C. Nagel                President, AT&T Labs and Chief Technology Officer

Charles H. Noski              Senior Executive Vice President and Chief
                              Financial Officer - AT&T Corp.

John C. Petrillo              Executive Vice President, Corporate Strategy and
                              Business Development

Daniel E. Somers              President and Chief Executive Officer - AT&T
                              Broadband







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